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                                                             EXHIBIT 99(a)(7)


THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES. THE OFFER IS MADE SOLELY BY THE OFFER TO PURCHASE, DATED MAY 16, 1997, AND THE RELATED LETTER OF TRANSMITTAL AND ANY AMENDMENTS OR SUPPLEMENTS THERETO AND IS BEING MADE TO ALL HOLDERS OF SHARES. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) HOLDERS OF SHARES IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. IN ANY JURISDICTION WHERE SECURITIES, BLUE SKY OR OTHER LAWS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER SHALL BE DEEMED TO BE MADE ON BEHALF OF CTS FIRST ACQUISITION CORP. BY J.P. MORGAN SECURITIES INC. OR ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

NOTICE OF OFFER TO PURCHASE FOR CASH

UP TO 49.9% OF THE OUTSTANDING COMMON STOCK

OF

DYNAMICS CORPORATION OF AMERICA

AT

$55.00 NET PER SHARE

BY

CTS FIRST ACQUISITION CORP.,

A WHOLLY OWNED SUBSIDIARY OF

CTS CORPORATION

CTS First Acquisition Corp., a New York corporation ("Purchaser"), hereby offers to purchase up to 49.9% of the issued and outstanding shares of Common Stock (the "Shares") of Dynamics Corporation of America, a New York corporation (the "Company"), together with the associated stock purchase rights (the "Rights"), at a price of $55.00 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 1997 (the "Offer To Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). According to the Company, there were 3,838,742 Shares outstanding as of May 8, 1997. Assuming no change in such number, the Offer is to purchase 1,915,500 Shares (subject to increase in accordance with the Merger Agreement in certain circumstances). Purchaser is a newly formed wholly owned subsidiary of CTS Corporation, an Indiana corporation ("CTS"). Following consummation of the Offer, Purchaser intends to effect the Merger as described below. Unless the context otherwise requires, all references to Shares include the associated Rights, and all references to the Rights include the benefits that may enure to holders of the Rights pursuant to the Rights Agreement, dated January 30, 1986, as amended, between the Company and First National Bank of Boston, as Rights Agent, including the right to receive any payment due upon redemption of the Rights.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JUNE 13, 1997, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the Expiration Date that number of Shares which constitutes at least 25% of the Shares outstanding on the date of purchase (the "Minimum Share Condition"), (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated prior to the expiration of the Offer, (iii) the receipt of an opinion as to certain tax consequences of the Merger, (iv) the absence of certain litigation, orders or other legal matters, (v) the representations and warranties of the Company in the Merger Agreement being materially true and correct as of the Expiration Date and the covenants of the Company in the Merger Agreement having been materially performed or complied with, (vi) the absence of any material adverse change, or any development that is reasonably likely to result in a material adverse change, in the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, (vii) the Merger Agreement not having been terminated in accordance with its terms, (viii) no person having acquired beneficial ownership of Shares in excess of certain specified percentages, and (ix) certain other conditions contained in the Offer To Purchase.

THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND THE SHAREHOLDERS, HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER, AND RECOMMENDS THAT SHAREHOLDERS WHO WISH TO RECEIVE CASH FOR THEIR SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 9, 1997 (the "Merger Agreement"), among CTS, Purchaser and the Company. The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that, after the purchase of Shares pursuant to the Offer, subject to the satisfaction or waiver of certain conditions including approval of certain matters by the Company's and CTS' shareholders, the Company will be merged with and into Purchaser (the "Merger"), with Purchaser surviving the Merger as a wholly owned subsidiary of CTS. In the Merger, subject to certain exceptions, each Share issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be converted at the Effective Time into the right to receive 0.88 (the "Exchange Ratio") fully paid and nonassessable shares of CTS Common Stock (the "CTS Shares"). In connection with the Merger, CTS declared a split in the form of a 1:1 stock dividend (the "Stock Split") to be effective as of immediately following the Effective Time. If the Stock Split is so effective, the Exchange Ratio will be 1.76 CTS Shares for each Share.

Upon the terms and subject to the conditions of the Offer, if Shares are validly tendered prior to the Expiration Date and not properly withdrawn, Purchaser will accept for payment only 49.9% of the then-outstanding Shares, on a pro rata basis, with adjustments to avoid purchases of fractional Shares, based upon the number of Shares validly tendered prior to the Expiration Date and not properly withdrawn. Because of the difficulty of determining precisely the number of Shares validly tendered and not withdrawn, if proration is required, Purchaser would not expect to be able to announce the final results of proration or pay for Shares until at least five New York Stock Exchange trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Shareholders may obtain such preliminary information from the Information Agent and may also be able to obtain such preliminary information from their brokers. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if, as and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Shares for payment. Payment for Shares accepted pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering Shareholders for the purpose of receiving payments from Purchaser and transmitting payments to such tendering Shareholders. If, for any reason, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser's rights the Depositary may, nevertheless, on behalf of Purchaser, retain the tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering Stockholders are entitled to withdrawal rights as described in "The Offer -- Withdrawal Rights" in the Offer To Purchase and as otherwise required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under no

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circumstances will interest on the purchase price for Shares be paid by
Purchaser, regardless of any delay in making such payment. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering Shareholders, Purchaser's obligation to make such payment will be satisfied and tendering Shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation of a book-entry transfer of such Shares, if such procedure is available, into the Depositary's account at The Depository Trust Company or the Philadelphia Depository Trust Company pursuant to the procedures set forth in "The Offer -- Procedures for Tendering Shares" in the Offer To Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, or, in the case of a book-entry transfer, an Agent's Message, and (iii) any other documents required by the Letter of Transmittal.

The Purchaser expressly reserves the right, in its discretion, subject to the terms of Merger Agreement, at any time and from time to time, to extend for any reason the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering Shareholder to withdraw any tendered Shares.

The term "Expiration Date" means 12:00 Midnight, New York City time, on Friday, June 13, 1997, unless and until Purchaser, in accordance with the terms of the Offer and Merger Agreement, shall have extended the period of time during which the Offer is open. If any of the conditions of the Offer has not been satisfied on or prior to the Expiration Date, the Merger Agreement requires Purchaser to extend the Offer for an aggregate of 20 additional business days to permit the condition to be satisfied; Purchaser may further extend the Offer in such circumstances for up to an additional 20 business days.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn at any time after July 14, 1997 unless theretofore accepted for payment as provided in the Offer To Purchase. To be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer To Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holders, if different from the person who tendered such Shares. If Share Certificates evidencing shares to be withdrawn have been delivered or otherwise identified to the Depositary then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in "The Offer -- Procedures for Tendering Shares" in the Offer To Purchase, any notice of withdrawal must also specify the name and number of the account at a Book-Entry Transfer Facility to be credited with the withdrawn Shares. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered at any time prior to the Expiration Date by following the procedures described in "The Offer -- Procedures for Tendering Shares" in the Offer To Purchase. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares pursuant to any of the procedures described above will be determined by Purchaser in its sole discretion, whose determination will be final and binding on all parties.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering Shareholders are entitled to withdrawal rights as described in "The Offer -- Withdrawal Rights" in the Offer To Purchase. Any such delay will be by an extension of the Offer to the extent required by law.

The information required to be disclosed by Rule 14d-6(e)(1)(vii) under the Exchange Act is contained in the Offer To Purchase and is incorporated herein by reference.

The Company has provided the Purchaser with the Company's shareholder list and security position listings for the purpose of disseminating the Offer to the Shareholders and is mailing its Schedule 14D 9 simultaneously with the Offer To Purchase. The Offer To Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Questions and requests for assistance, and requests for copies of the Offer To Purchase, the Letter of Transmittal and other tender offer materials, may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Shareholders may also contact brokers, dealers, commercial banks and trust companies for additional copies of the Offer To Purchase, the Letter of Transmittal or other tender offer materials. Purchaser will pay all charges and expenses of J.P. Morgan Securities Inc., as the Dealer Manager, The First National Bank of Boston, as the Depositary, and MacKenzie Partners, Inc., as the Information Agent, in connection with the Offer. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

[MacKenzie Logo]

156 Fifth Avenue
New York, New York 10010
(212) 029-5500 (call collect)
or
CALL TOLL FREE (800) 322-2885

The Dealer Manager for the Offer is:

J.P. MORGAN & CO.

60 Wall Street
Mail Stop 2860
New York, New York 10260

(212) 648-3251 (call collect)
(800) 600-3799 (toll free)

May 16, 1997